S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX:(604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 2-12	May 17, 2012

SAMEX EXPLORATION UPDATE, LOS ZORROS PROJECT, CHILE

SAMEX is steadily advancing the exploration program at its Los Zorros property in Chile.  Drilling since late March includes over 2,500 meters in 7 holes (two holes are currently in progress) and has variably encountered disseminated to massive sulphide mineralization including; pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.  Program highlights include:

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Nora Project, Target Zones A/B - Four deep holes have been drilled, N-11-03, -04, N-12-05A and N-12-06A/B.  Logging, sampling and assaying have been completed on three of the holes and results are discussed below.  Processing of drill hole N-12-06A/B is still in progress and will be reported when completed.  Please also see PDF graphics plate at www.samex.com for map and section views.

•	Milagro Project–Three deep holes have been drilled, MW-12-01, -02 and -03. Logging, sampling and assaying are in progress and will be reported when completed.

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Colorina Project –A second short drill hole has been completed, MC-12-02 and a third drill hole, MC-12-01B is in progress.  This hole was designed to drill through a low angle thrust-fault and on to test an IP anomaly located on the eastern end of Titan 24 line 3.  Similar type IP anomalies also occur near the eastern end of Titan 24 lines 1 (Virgen de Carmen), 2 (east of Nora Zones C/D) and 4 (east Milagro) and may represent an important exploration target going forward.

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Virgen de Carmen Project –The second core drill rig is currently drilling east of the old copper/silver mine workingsin the area to test for the source and or extension of the near surface mineralization.

Nora Project, Target Zones A/B - At the Nora Project Area, two drill holes (DDH-N-11-03 and -04) were completed to test for possible stratigraphically-controlled gold mineralization and also investigate an IP chargeability anomaly.  Based on the mineralization features encountered, two more drill holes (DDH-N-12-05A and -06A/B) were then positioned further south as a follow-up test of a prospective package of sedimentary rocks peripheral to a prominent thick anhydrite layer encountered in both the first two drill holes.  A fourth drill hole (-06A/B) was just recently completed and is currently being logged and sampled.

The Nora area includes four zones (A – D) of mineralized barite veins with strong gold and copper values (<0.005 to 17.8g/t Au, 14 to 25,500ppm Cu).   Bulldozer trenching across these zones disclosed near-surface wide dispersal of anomalous gold values (<0.005 to 20.7g/t Au).  The geologic concept being drill tested was that the veins zones could have provided feeder systems to possible favorable stratigraphic intervals hosting gold and/or copper-gold sulfide mineralization over a laterally extensive area.  Hence, the IP (high) and near-coincident/slightly deeper resistivity (low) anomalies might reflect the presence of this style of mineralization.

DDH-N-11-03 was sited within Zone “B” in part to test the concept and IP anomaly in an area of veining.  DDH-N-11-04, though, was located between Zones “B” and “A” and was thus positioned within an area largely devoid of veins.  Interesting concentrations of pyrite with accessory chalcopyrite were noted with veining above and in the vicinity of a thick anhydrite layer in DDH-N-11-03.  These features were absent in DDH-N-11-04.  This led to DDH-N-12-05A being sited 800 meters to the south within Zone “A” as a stratigraphic test especially of the anhydrite interval.  The latter drill hole intersected thick intervals of strong albite-quartz, quartz-sericite and calc-silicate alteration – all strongly pyritized, and cut several well-mineralized (copper-gold sulfide) vein structures.  Importantly in DDH-N-12-05A, three prominent layers of massive pyrite + chalcopyrite comprising a five meter thickness were intersected immediately beneath the footwall of the anhydrite layer between 512 to 517 meters (drilling depths).  Significant assay results are shown in Table 1.

Hole #	From (m)	To (m)	Width (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)
N-11-03	384.8	386.7	1.9	1.2	0.279	4.8	1.63
	564.1	567.9	3.8	2.5	0.38	2.97	0.165
N-11-04	545.5	546.5	1	0.7	1.16	3	2.21
N-12-05A	386.75	395.75	9	3.0	1.03	3.52	1.05
	459	462	3	1.5	0.807	3.3	1.96
	514.5	519	4.5	4.2	0.677	1.68	0.375
incl.	516.55	517.2	0.65	0.6	1.985	6.5	2.398

The IP/resistivity anomalies across the central part of the Nora Project area are caused by strong concentrations of disseminated pyrite comprising the quartz-sericite pyrite halos to the sulfide veins and calc-silicate-replaced stratigraphic intervals within Zones “B”, “C” and “D”.  DDH-N-11-04 was located between Zones “B” and “A” and did not intersect strong alteration or appreciable disseminated pyrite and only a few sparse sulfide veinlets.   The furthest south drill hole, DDH-N-12-05A found, within Zone “A”, much more intense alteration and pyritization, stronger pyrite-chalcopyrite veining, and appearance of massive pyrite-chalcopyrite layers in the footwall to the anhydrite layer.  These features combine to point to intensity of alteration and mineralization improving in a southward direction.

Further drilling (three holes) to test the prospective anhydrite interval has been recently carried out in an area located west of the Milagro mine; and core processing is in progress.

The orientations of the Nora drill holes was optimum for testing the stratigraphic target idea and geophysical anomalies, however a different orientation would be required to make complete intersections across (perpendicular to) the strike of the vein zones (i.e. Zone “A”).  Once all the results are available for DDH-N-12-06A/B, consideration will be given to attempting drilling down across the entire vein swarm.

Over the past several months there have been considerable delays in receiving assay results from the lab due in large part to high sample volumes from the large number of exploration programs in the region. The lab has assured us they have taken steps to expand their capacity to meet the high volumes and we anticipate the turnaround time should continue to improve over the coming months.

Current drilling at the Los Zorros Property is exploring for gold and silver at multiple project areas within the Company’s extensive land holdings that now cover more than 100 square kilometers.  This round of drilling is following up exploration results from earlier drilling and is also testing anomalies identified by the Titan-24 geophysical survey which was completed last year.

The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas that are yet to be systematically explored by SAMEX.

SAMEX is making steady progress in exploring this large and complex district and continues to develop a clearer understanding of the controls and influences that gave rise to mineralization on the property. SAMEX is well funded to advance the exploration of its high-priority precious metal projects at Los Zorros, while bringing forward numerous additional targets in the district.  The Company holds a portion of its working capital in the form of gold and silver bullion.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Robert E. Kell”
Vice President - Exploration

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.